Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(dollars in thousands)
Earnings available for fixed charges:
Income before income taxes	$326,102	$90,523	$223,501	$279,424	$263,679	$204,995	$297,234
Fixed charges	114,965	202,074	290,209	309,033	401,319	297,640	295,206
Amortization of capitalized interest	408	843	2,388	6,041	9,920	7,237	8,604
Capitalized interest	(3,564)	(17,503)	(34,867)	(64,160)	(37,495)	(30,549)	(17,822)

Total earnings available for fixed charges:	$437,911	$275,937	$481,231	$530,338	$637,423	$479,323	$583,222

Fixed charges:
Interest expense (1)	$58,033	$115,985	$201,746	$179,398	$270,285	$199,358	$198,710
Portion of rent expense representative of interest (2)	17,202	28,199	41,392	65,475	93,539	67,733	78,674
Capitalized interest	3,564	17,503	34,867	64,160	37,495	30,549	17,822
Net preferred stock dividends (3)	36,166	40,387	12,204	—	—	—	—

Total fixed charges:	$114,965	$202,074	$290,209	$309,033	$401,319	$297,640	$295,206

Ratio of earnings to fixed charges:	3.81x	1.37x	1.66x	1.72x	1.59x	1.61x	1.98x

(1)	Interest expense includes amortization of deferred debt issuance costs and premiums and discounts related to indebtedness.
(2)	The portion of operating rent al expense that management believes is representative of interest is estimated to be 33%.
(3)	Net preferred stock dividends are the company’s preferred dividend expense net of income tax benefit.